Exhibit 99.3

EXECUTION VERSION

GUARANTY

This GUARANTY (this “Guaranty”), dated as of January 30, 2020, is made by HBS INVESTMENTS LP, a Cayman Islands exempted limited partnership (“Guarantor”), in favor and for the benefit of ANVIL TRUST, a trust formed under the laws of Gibraltar (“Investor”).

Reference is made to the binding Letter of Intent dated as of December 19, 2019 (the “LOI”), by and between Guarantor and Investor. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the LOI.

WHEREAS, in connection with Investor agreeing to purchase 1,000,000 publicly-traded ordinary shares (the “Original Purchased Shares”) of Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”) for an aggregate purchase price of $10,320,000 (the “Purchase Price”) and agreeing not to redeem such shares in connection with Twelve Seas’ initial business combination (the “Business Combination”) with Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”), Guarantor agrees to guarantee for Investor an annual internal rate of return on the Original Purchased Shares equal to 15% of the Purchase Price, compounded annually (the “Guaranteed Return”) during the period Investor holds the Purchased Shares (defined below); and

WHEREAS, upon the closing of the Business Combination (the “Closing”), (a) Guarantor beneficially owns 9,674,367 ordinary shares (the “Beneficial Shares”) of Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), which shares were issued to an entity, BPGIC Holdings Limited, a Cayman Islands exempted company (“Seller”), 9.8% of the equity of which is indirectly owned by Guarantor, in exchange for Guarantor’s beneficial interest in all of the issued and outstanding shares of BPGIC; and (b) Investor’s Original Purchased Shares were exchanged for the same number of ordinary shares of Pubco (the “Purchased Shares”); and

WHEREAS, Guarantor has agreed to use 1,500,000 of the Beneficial Shares as collateral for the guarantee hereunder (the “Collateral”), if needed, to make sure that Investor receives the Guaranteed Return.

NOW, THEREFORE, in consideration of the substantial direct and indirect benefits derived by Guarantor from the transactions under the LOI, Guarantor hereby agrees as follows:

1. Guaranty. Guarantor hereby absolutely and unconditionally guarantees that Investor shall receive the Guaranteed Return. If the Actual Return (as defined below) is less than the Guaranteed Return during the Term, as determined annually starting on December 19, 2020 (the “Determination Dates”), then Guarantor will pay the amount of any shortfall to Investor in cash, either from the proceeds of the sale of the Collateral or otherwise, until Investor’s Actual Return equals the Guaranteed Return.

Both return calculations shall calculated as annualized IRRs (as defined below), and the “Actual Return” shall be based on actual cash invested, actual cash received, and valuing any remaining Purchased Shares still held by Investor on the Determination Date, using a 20-day volume weighted average price for the 20 business days immediately prior to such date. For purposes of this Guaranty, the actual cash received shall reflect (a) the proceeds received from all sales of any Purchased Shares, (b) all dividends received on any Purchased Shares, and (c) any other cash paid to Investor by Guarantor.

“IRR” means internal rates of return, which is calculated as the discount rate that makes the net present value of all cash flows from a particular investment equal to zero, taking into account the timing of such cash flows.

Investor shall provide Guarantor with a quarterly accounting commencing on the close of the first quarter of 2020, indicating (i) the sale volume and prices received of any Purchased Share sales, (ii) the amount of any dividends received, (iii) the number of Purchased Shares still held by Investor on such date, and (iii) an analysis showing the calculation of the Guaranteed Return and the Actual Return received to date, as well as the amount potentially required to make up any deficiency.

2. Commitment Shares. Pursuant to the LOI, Guarantor has committed to transfer to Investor, within six months of the Closing, 50,000 Beneficial Shares received by Seller in the Business Combination (the “Commitment Shares”). For purposes of clarity, the Commitment Shares shall not be included in the calculation of the Guaranteed Return.

3. Make Whole Shares. If the 15% Guaranteed Return to the Investor is achieved without the use of any shares from the Collateral, the Investor will receive an additional 66,500 Beneficial Shares, annualized based pro rata on the portion of Purchased Shares still held. In addition, the Commitment Shares will not be taken into account in the calculation of the 15% Guaranteed Return.

4. Restrictions on Investor. During the first 12 months following the Closing, Investor shall not (i) sell any of the Purchased Shares at less than $10.32 per share, unless sold in an underwritten offering, (ii) transfer any of the Purchased Shares, except to the beneficiaries (or equivalent) of Investor (the “Beneficiaries”) or an entity that is solely owned or exclusively for the benefit of the Beneficiaries (a “Beneficiary Entity”) provided such Beneficiaries or Beneficiary Entity agree(s) in writing to be bound by this Guaranty and the LOI, and (iii) make any short sale of any securities of Pubco, or take any action that has a similar effect.

5. Representations and Warranties. Each of the parties represents and warrants that: (a) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation; (b) this Guaranty constitutes a valid and legally binding obligation on it in accordance with its terms, subject to laws relating to bankruptcy, insolvency and relief of debtors, and laws governing specific performance, injunctive relief and other equitable remedies; and (c) the execution, delivery and performance of this Guaranty has been duly authorized by all necessary action.

6. Sufficiency of Collateral. Investor acknowledges that the obligations of Guarantor under this Guaranty and the LOI are non-recourse to the partners of Guarantor. Investor may only seek recovery from the Collateral and not from any assets of the partners of Guarantor.

7. No Pledge. During the Term, Guarantor shall not take any action, or permit any action to be taken, that creates a lien, pledge or other security interest against the Collateral.

8. Assignment. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Solely in the case of a transfer permitted pursuant to clause (ii) of Section 4, Investor shall have the right in its sole discretion to assign its rights under this Guaranty to the Beneficiaries or Beneficiary Entity to whom it transfers the Purchased Shares.

9. Term. This Guaranty shall terminate on the earlier of three years from the closing or the sale by Investor of all the Purchased Shares, in each case assuming Investor has received the amounts owed to it by Guarantor under this Guaranty (the “Term”).

10. Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10) arising out of, related to, or in connection with this Guaranty or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 10. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) business days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (“AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Guaranty are in conflict, the terms of this Guaranty shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) business days) after the submission of the Dispute to the AAA and reasonably acceptable to each Party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under guaranty agreements regarding similar collateral. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) business days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Guaranty, the LOI and applicable law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering, pursuant to the foregoing power (and, for the avoidance of doubt, shall order), the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in London. The language of the arbitration shall be English.

11. Governing Law. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ANY CHOICE OF LAW DOCTRINE.

12. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OF THE OBLIGATIONS HEREUNDER.

13. Counterparts. This Guaranty may be executed in one or more counterparts, each of which shall be deemed to be an original of the party executing the same and all of which, taken together, shall be deemed to constitute one and the same document.

14. Expenses. Each party shall be responsible for its own fees and expenses related to this Guaranty and the proposed transactions.

15. Entire Agreement; Amendments. This Guaranty (together with the LOI) constitutes the sole and entire agreement of Guarantor and Investor with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter. No amendment or waiver of any provision of this Guaranty shall be valid and binding unless it is in writing and signed, in the case of an amendment, by both parties, or in the case of a waiver, by the party against which the waiver is to be effective.

[signature page follows]

IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the day and year first above written.

GUARANTOR: HBS INVESTMENTS LP By: O2 Investments Limited, its general partner
By:	/s/ Salman Dawood Salman Al-Ameri
Name: Salman Dawood Salman Al-Ameri Title: Director

ACKNOWLEDGED AND AGREED:

INVESTOR:

ANVIL TRUST

By:	/s/ For and on behalf of Castle Trust and Management Services Limited
Name:
Title: